Law Offices of Thomas E. Puzzo, PLLC
4216 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

August 26, 2010

VIA EDGAR

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Odenza Corp. (the “Company”)
Amendment No. 2 to Form S-1 filed August 26, 2010
File No. 333-1600076

Dear Mr. Schwall:

Submitted pursuant to the staff’s comment letter dated August 20, 2010, please find on EDGAR copies of Amendment No. 2 to the referenced registrant’s Form S-1 (“Amendment No. 2 to Form S-1”) and a redlined Amendment No. 2 to Form S-1.

Amendment No. 2 to Form S-1 was filed with the Commission via EDGAR on August 26, 2010.

The staff’s comments are reproduced in italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  Please note that the page references below refer to the page numbers of the redlined Amendment No. 2 to the Form S-1.

In response to the staff’s comments in its August 20, 2010 comment letter, we respectfully submit the following information on behalf of our client:

General

1.
We note that this offering is disclosed on the Public Financial website (http://www.publicfinancial.com/dpo/direct-public-offering-of-odenza-corp.html). Please tell us of the relationship between you and Public Financial.  Clarify whether that entity has been engaged to assist in the marketing of this offering.

The Company confirms that (i) neither the Company, nor William O’Neill, the Company’s sole officer and director, has any relationship, direct or indirect, with Public Financial, and (ii) neither Public Financial, nor any other person, has been engaged, directly or indirectly, to assist in the marketing of this offering.  Prior to receiving the staff’s comment no. 1, neither the Company, nor Mr. O’Neill, had any knowledge of the existence of Public Financial.

H. Roger Schwall
August 26, 2010

Management’s Discussion and Analysis, page 27

Plan of Operation, page 27

2.
We note your response to comment 15 from our letter dated May 11, 2010.  Provide a narrative description of the three phases of operation you have planned.  Give an expected timeline for completing each phase.  Discuss what results mist be obtained from each phase in order to continue.  Explain the geologist’s and management’s involvement in establishing these phases.  Explain how the result of each phase will be evaluated and the extent to which management will rely on the consulting geologist’s recommendations.

The Company has complied with this comment.  Please see pages 27 and 28 to Amendment No. 2 to the Form S-1.

Please contact the undersigned if you have further comments or questions.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo